Exhibit 12.1

PROS Holdings, Inc.

Statement of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings:
Earnings (loss) before taxes	$3,273	$(25,058)	$(65,072)	$(74,755)	$(77,777)
Add: fixed charges	681	1,580	10,086	10,667	14,511

Adjusted earnings (loss)	3,954	(23,493)	(54,987)	(64,088)	(63,266)

Fixed charges and Preferred Stock Dividends:
Convertible debt interest and amortization	$—	$492	$8,914	$9,319	$13,218
Portion of rent expense that represents interest factor (1)	$681	$1,088	$1,172	$1,348	$1,293
Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred stock dividends	$681	$1,580	$10,086	$10,667	$14,511

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.8	n/a	n/a	n/a	n/a

(1)	The Company estimates that 33% of its rental costs represents interest expense. This factor has been applied to all periods presented in the table above.